EXECUTION COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant's name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

City Telecom (H.K.) Ltd. (the "Company") is furnishing under cover of Form 6-K the following documents: (i) a copy of a press release dated May 21, 2002 relating to the Company's interim results for the six months ended February 28, 2002 and (ii) a copy of a press announcement dated May 21, 2002 relating to the Company's interim results for the six months ended February 28, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By: ______________________

Name: Corinna Sio

Title: Finance Director

Dated: May 23, 2002

城市電訊(香港)有限公司
CITY TELECOM (HK) LTD

For immediate release

CTI Records an Impressive 600% Profit Growth In the First Half of 2002 Resulted from Steady Business Growth and Effective Cost Control

Hong Kong, May 21, 2002 – City Telecom (HK) Limited (SEHK stock code 1137; Nasdaq: CTEL) announced today that profits attributable to shareholders for the six month period of September 2001 to February 2002 grew to HK$43 million from HK$6 million of the last corresponding period, representing a more than 600% high jump.

During the period under review, steady growth in the Group's IDD and fixed network businesses and effective cost control measures have resulted in growth in both turnover and profits. Turnover was HK$545 million compared to HK$509 million of the same period last year. Operating profit was HK$50 million, compared to HK$7 million of the last corresponding period. As of 28 February 2002, the Group had cash and bank balances of HK$375 million.

"The impressive performance that our core businesses – IDD and local fixed line services – had achieved is attributed to two main factors. Firstly, the Group continued to commit substantial investment in IDD and local fixed line services in a less severe market with some competitors already faded out compared to two years ago," said Mr. Ricky Wong, Chairman of CTI. "Secondly, our Group's investment in the telecommunications infrastructure in the past two years began to bear fruits, resulting in lower operating costs and brought substantially improved returns. We believe the financial performance of the Group will continue to improve in the years ahead."

International Telecommunications – Fall of dusk or crack of dawn?

Despite the fact that, to many, the IDD business has become nothing but a sunset industry with fierce competition and aggressive price-cutting, the Group has been successful in implementing disciplined cost control measures and aggressive marketing strategies, together with the introduction of a host of new services to enlarge the revenue base.

All these favourable factors contributed to the strong income of the Group. During the period under review, the IDD business alone brought about HK$122 million cash income from operation, with traffic volume surged by 69% compared to last corresponding period to 423 million outgoing minutes. The management predicts the income growth will sustain in the second half of the year.

"In these years, our IDD business sustained to grow steadily. As such, what is the fall of dusk to others is the crack of dawn to us. Leveraging on our achievement, we will continue to ride on our robust business model to increase operating profits, and strive to become the largest IDD service provider in Hong Kong,' said Mr. Wong.

Fixed Network Services – Low price to mass market & move forward while others holding back

In April this year, the Group received a wireline-based fixed network services license from OFTA. As of the end of April 2002, our Group's broadband business had over 85,000 residential customers and 5,000 corporate customers, with service penetration over 10%. Taken as a whole, our network has spanned more than 2,400 buildings with 800,000 homepass. Under our strategy of driving network expansion in full swing, we expect that our coverage will reach 1.2 million residential homepass and 600 commercial buildings by the end of 2002.

Connected with optical fibre and CAT5E copper wire, our network has been installed with over 9,000 Cisco IP switches with the laying down of Ethernet LAN technology. Complementing our advanced network technology, which gives us high transmission quality, is our ability to contain construction cost at a low level. The cost advantage enables us to adopt aggressive pricing strategy to attract customers and still maintain reasonable profit margin. Our strategy of offering low price to maximize sales has helped to improve our business performance. It enables us to stand out in the market effectively and captures market share and customer base quickly. Competing in price is something we know best. Applying this strategy to other businesses will give us clear advantages and may build a high barrier to our competitors, inhibiting their intention to invest and compete.

In the next five years, we will stay pragmatic and pursue businesses of high return, yet overlooked by others. Basic telecommunications service is one such business. Take residential telephone market as an example. The current leading service provider is making HK$200 million in turnover a month. Although the overall market growth is limited, we believe that if we can offer services at 30% to 40% lower than the market rate, we can gain 20% market share. In just three year's time, we can recuperate our up-to-date investment in fixed network.

"In the ever-changing environment of the telecommunications market, there come new business opportunities in every market change. With a high quality team and a determination to meet every single challenge, we are confident that we can embrace the changes, grasp the opportunities, and breakthrough in the competition and further consolidate our market position," Mr. Wong concluded.

- end -

城市電訊(香港)有限公司
CITY TELECOM (HK) LTD

About City Telecom Group

Established in 1992, the Group provides integrated telecommunications to both Hong Kong and overseas markets. Apart from its core business, international telecommunications services, it entered the local fixed network market by utilizing wireless technology in early 2000. In April 2002, it received the wireline-based fixed network services licence as well, granting the opportunity to develop comprehensive fixed network service from 2003. The Group was listed on the Stock Exchange of Hong Kong in August 1997 and completed ADR listing on the NASDAQ National Market in the USA in November 1999. The principle companies of the Group are City Telecom (HK) Ltd., Hong Kong Broadband Network Limited and the City Telecom units in Japan and Canada. For more information of the Group, please visit http://www.ctihk.com.

For enquiries, please contact :

Corporate Communications
Jessie Cheng / Wayne Leung
Tel : 3145 4118 / 3145 4119
Fax : 2199 8372 / 2199 8702
Email : chengcm@ctihk.com / wayne@ctihk.com

Investor Relations
Corinna Sio / Margaret Lo
Tel : 3145 6068 / 3145 4303
Fax : 2199 6706 / 2199 8661
Email : corinna@ctihk.com / margaret@ctihk.com

城市電訊(香港)有限公司
CITY TELECOM (H.K.) LTD
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2002

The directors are pleased to present the consolidated profit and loss account for the six months ended 28th February 2002 of the Group, which is unaudited and condensed.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Unaudited Six months ended 28th February 2002 HK$'000	2001 HK$'000
Turnover	1	544,910	509,444
Cost of service provided		(240,115)	(321,485)
Gross profit		304,795	187,959
Other revenues		4,874	25,126
Other operating expenses	2	(259,584)	(206,252)
Operating profit		50,085	6,833
Finance costs		(1,057)	(1,584)
Profit before taxation		49,028	5,249
Tax charge	3	(14,391)	(4,616)
Profit after taxation		34,637	633
Minority interests		8,109	5,184
Profit attributable to shareholders		42,746	5,817
Dividend	4	–	4,907
Basic earnings per share	5	8.7 cents	1.2 cents
Fully diluted earnings per share	5	7.7 cents	1.2 cents

1. **Segment information**

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada.

(c) In the current period, the Group's internet advertising operation has been discontinued. The revenue and operating loss relating to the internet advertising segment are disclosed above and are included in the Hong Kong reporting segment. The contribution to turnover and the loss from ordinary activities in respect of the discontinued operation, accounted for up to the date of discontinuance, were as follows:

	2002 HK$'000	2001 HK$'000
Sales	–	990
Loss from ordinary activities	–	11,363

2. **Other operating expenses**

	Six months ended 28th February 2002 HK$'000	2001 HK$'000
Other operating expenses include the following:		
Amortisation of goodwill	362	–
Depreciation	54,091	36,903

3. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 28th February 2002 HK$'000	2001 HK$'000
Hong Kong profits tax – current	16,791	4,600
Overseas taxation	–	16
Overprovisions in prior periods	(2,400)	–
	14,391	4,616

4. **Dividend**

(a) ***Business segments***

The Group is organised on a worldwide basis into three business segments:

International telecommunications – provision of international long distance calls services

Fixed telecommunications network – provision of dial up and broadband internet access services, and local IP telephony services

Internet advertising – provision of internet advertising services

	6 months ended 28th February 2002 HK$'000		
	International telecommunications services	Fixed telecommunications network services	Group
Revenues	450,785	94,125	544,910
Segment results	107,984	(57,899)	50,085
Finance costs			(1,057)
Profit before taxation			49,028
Taxation			(14,391)
Minority interests			8,109
Profit attributable to shareholders			42,746

	6 months ended 28th February 2001 HK$'000			
	International telecommunications	Fixed telecommunications network services	Internet advertising	Group
Revenues	433,616	74,838	990	509,444
Segment results	49,602	(31,480)	(11,289)	6,833
Finance costs				(1,584)
Profit before taxation				5,249
Taxation				(4,616)
Minority interests				5,184
Profit attributable to shareholders				5,817

(b) ***Geographical segments***

Although the Group's three business segments are managed on a worldwide basis, they operate in three main geographical areas:

Hong Kong – international telecommunications, fixed telecommunications network services and internet advertising

Japan – international telecommunications

Canada – International telecommunications and fixed telecommunications network services.

	Turnover 6 months ended 28th February		Operating profit 6 months ended 28th February	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Geographical locations				
Hong Kong	523,235	486,334	48,701	5,418
Japan	3,930	4,903	(345)	(120)
Canada	17,745	18,207	1,729	1,535
	544,910	509,444	50,085	6,833

Sales are based on the country in which the customer is located.

	Six months ended 28th February	
	2002 HK$'000	2001 HK$'000
2002 Interim – HK$Nil (2001: HK$0.01) per ordinary share	-	4,907

5. Earnings per share

The basic earnings per share is based on the weighted average of 491,645,268 (2001: 490,439,000) ordinary shares in issue during the period. The diluted earnings per share is based on 491,645,268 (2001: 490,439,000) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the incremental number of 4,334,405 (2001: 4,775,568) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised, plus the weighted average of 58,475,897 (2001: Nil) ordinary shares deemed to be issued at consideration of HK$0.4 per share if all outstanding warrants had been exercised.

	Six months ended 28th February	
	2002 HK$'000	2001 HK$'000
Profit attributable to shareholders	42,746	5,817
	Number of shares in thousand	Number of shares in thousand
Weighted average number of shares in issue	491,645	490,439
Incremental shares from assumed exercise of share options	4,334	4,776
Weighted average number of shares from assumed exercise of warrants	58,476	-
Diluted weighted average number of shares	554,455	495,215

6. Reserves

	Share premium HK$'000	Warrant reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total reserves HK$'000
At 1st September 2000	568,945	-	138,241	(2,722)	704,464
Profit for the year	-	-	53,927	-	53,927
2001 interim dividend paid	-	-	(4,907)	-	(4,907)
Premium on shares issued upon exercise of share options	235	-	-	-	235
Exchange adjustments on translation of the accounts of overseas subsidiaries	-	-	-	2,480	2,480
At 31st August 2001	569,180	-	187,261	(242)	756,199
At 1st September 2001	569,180	-	187,261	(242)	756,199
Issue of warrants	-	10,815		-	10,815
Expenses in connection with issue of new warrants	-	(1,058)	-	-	(1,058)
Profit for the period	-	-	42,746	-	42,746
Exchange adjustment on translation of the accounts of overseas subsidiaries	-	-	-	2,341	2,341
Exercise of warrants	-	(218)	-	-	(218)
Premium on shares issued upon exercise of share options	390	-	-	-	390
Premium on shares issued upon exercise of warrants	877	-	-	-	877
At 28th February 2002	570,447	9,539	230,007	2,099	812,092

FINANCIAL REVIEW

During the period under review, steady growth in both of our IDD and fixed telecommunications network businesses and cost control measures have resulted in growth in both turnover and profits. Turnover was HK$545 million compared to HK$509 million of the same period last year. Operating profit was HK$50 million, compared to HK$7 million while profit attributable to shareholders grew to $43 million from HK$6 million of the last corresponding period.

Evidenced of our success in striving for cost efficiency, operating expenses at the Group level dropped 5% to HK$500 million from HK$528 million of the last corresponding period. IDD, our core business, contributed HK$451 million to the Group's turnover and HK$108 million in operating profit. The fixed telecommunications network service, has shown significant improvement of 26% to reach $94 million in turnover, contributed by the aggressive marketing plans to ensure the growth of the customer base on broadband access. During the period, the fixed telecommunications network business incurred an operating loss of HK$58 million.

ACQUISITION OF ADDITIONAL INTERESTS IN A NON-WHOLLY OWNED SUBSIDIARY

During the six months ended 28th February 2002, the Company through its nominees has increased its beneficial shareholding interests in its non-wholly owned subsidiary, Hong Kong Broadband Network Limited ("HKBN") from 85% to approximately 96% by subscribing 283,049 new shares in HKBN at HK$600 per share pursuant to a rights issue of HKBN.

INTERIM DIVIDEND

The directors do not recommend the payment of interim dividend for the six months ended 28th February 2002 (2001: HK$0.01 per ordinary share totaling HK$4,907,000).

LIQUIDITY AND CAPITAL RESOURCES

As of 28 February 2002, the Group had cash and bank balances of HK$375 million and outstanding borrowing of HK$45 million. Capital expenditure was HK$340 million during the period, the majority of which, approximately HK$252 million, was for developing the local fixed telecommunications network; another HK$81 million was allocated for financing the building of the Group's two undersea cables cooperated with other international carriers. These installation and enhancement will require ongoing capital expenditure which will be met by internal reserves.

BUSINESS REVIEW

Our IDD business outperformed the industry and other service providers by a wide margin. Traffic volume surged by 69% compared to last corresponding period to 423 million outgoing minutes and operating profit reached HK$108 million in the first half of this year. The strong income of the Group was attributed to our disciplined cost controls, reduced competitive pressure and introduction of new services to enlarge the revenue base. The management predicts the income growth will sustain in the second half of the year. Leveraging on our achievement, we will continue to ride on our robust business model to increase operating profits, and strive to become the largest IDD service provider in Hong Kong.

During the period, the Group achieved outstanding growth in the fixed network business. As of April 2002, our network has spanned more than 2,400 buildings with 800,000 residential homepass. Over 9,000 Cisco IP switches have been installed, successfully laying down an Ethernet LAN network. Substantial investment of this scale fully demonstrates our commitment to become the leading local fixed network services operator in the territory. The Group expects the network coverage to reach 1.2 million residential homepass and 600 commercial buildings by the end of 2002.

PROSPECTS

The strategy of our Group in the last two years proved right, avoiding unjustified huge investments that other providers fall prey to. Looking ahead, as we have firmly established in the IDD and Internet access service market, we will focus on building a presence in the local telephone market. Over the next five years, our objective is to stay pragmatic and pursue businesses of high return, yet overlooked by others. Basic telephone service is one such business. With a high quality team responsive to market changes and determined to meet challenges, we are undaunted to embrace changes and grab opportunities so as to further consolidate our market position.

EMPLOYEE

Including the directors of the Group, as at 28th February 2002, the Group employed a total of 1,095 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates an Employee Share Option Scheme.

OTHER DISCLOSURE

Apart from above, other areas which are required to be discussed under the requirements of paragraph 46(7)(b)(ii) of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited and paragraph 16 of Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2001 or are considered not significant to the Group's operations, and hence no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED INTERIM RESULTS ON WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed interim results containing the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 21st May 2002